Exhibit 99.2
VectivBio Publishes Invitation to the Extraordinary General Meeting

BASEL, Switzerland, August 12, 2021 (GLOBE NEWSWIRE) -- VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions, today published the invitation to the Extraordinary General Meeting, which will be held on Thursday, September 2, 2021, at 2:00 p.m. CEST / 8:00 a.m. EDT at the offices of VectivBio Holding AG at Aeschenvorstadt 36, 4051 Basel, Switzerland.

As previously announced, the sole agenda item of the Extraordinary General Meeting is the election of Paul R. Carter and Dr. Murray W. Stewart as new members of the Board of Directors.

In view of the ongoing special situation involving the COVID-19 pandemic, and in accordance with Ordinance 3 of the Swiss Federal Council regarding measures on combatting the coronavirus (COVID-19), the Extraordinary General Meeting will take place without the personal attendance of shareholders. Shareholders shall be represented at the Extraordinary General Meeting exclusively by the independent proxy. For information on how to issue voting instructions to the independent proxy, shareholders can access the invitation to the Extraordinary General Meeting at www.edocumentview.com/VECT.

About VectivBio AG
VectivBio (Nasdaq: VECT) is a global, clinical-stage biotechnology company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions. VectivBio is committed to pursuing product candidates with a clear mechanism of action and the potential to meaningfully transform and improve the lives of patients and their families. VectivBio’s lead product candidate, apraglutide, is a next-generation GLP-2 analog being developed as a differentiated therapeutic for a range of rare gastrointestinal diseases. Apraglutide is currently being evaluated in a global Phase 3 clinical trial as a once-weekly treatment for short bowel syndrome with intestinal failure. VectivBio also plans to initiate clinical studies of apraglutide in additional indications, including graft versus host disease, where GLP-2 is believed to be central to disease pathophysiology.

Forward Looking Statement
Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the timing of the Extraordinary General Meeting. Such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to: the impacts of the ongoing COVID-19 pandemic and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission on April 8, 2021 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

For more information visit www.vectivbio.com, and follow us on LinkedIn.

Investors
Graham Morrell
graham.morrell@vectivbio.com

Media
Morgan Warners
+1 (202) 295 0124
morgan.warners@fgh.com